UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 5*

                          UNIVISION COMMUNICATIONS INC.
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                                (Name of Issuer)


                      CLASS A COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                   914906102
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                                 (CUSIP Number)

                                Joaquin Balcarcel
                              GRUPO TELEVISA, S.A.
                          Av. Vasco de Quiroga No.2000,
                               Edificio A, Piso 4,
                       Colonia Santa Fe 01210, Mexico, DF
                                 525-55-261-2000

                                      COPY:

                            Joshua R. Cammaker, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                  212-403-1000

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 30, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [__]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 914906102                                                          13D
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         1. Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Grupo Televisa, S.A.
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         2. Check the Appropriate Box if a Member of a Group (See Instructions)


            (a)..............................................................|_|

            (b)..............................................................|X|

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         3. SEC Use Only........................................................
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         4. Source of Funds (See Instructions)

            WC, BK, OO
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         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)...............................................|_|

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         6. Citizenship or Place of Organization

            Mexico
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Number Of           7.       Sole Voting Power
Shares Bene-
ficially Owned               39,289,534(1)(2)
By Each
Reporting
Persons With
                    ------------------------------------------------------------
                    8.       Shared Voting Power

                             0
                    ------------------------------------------------------------
                    9.       Sole Dispositive Power

                             39,289,534(1)(2)
                    ------------------------------------------------------------

                    10.      Shared Dispositive Power

                             (0)
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        11. Aggregate Amount Beneficially Owned by Each Reporting Person

            39,289,534(1)(2)

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        12. Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) ...............................|X|

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       13.  Percent of Class Represented by Amount in Row (11)

            11.4% (3)
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                                      -2-

CUSIP No. 914906102                                                          13D
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       14.  TYPE OF REPORTING PERSON (See Instructions)

            CO
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------------------
(1) The filing of this Schedule 13D shall not be construed as an admission by Grupo Televisa, S.A. that it or any of its affiliates is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Act.

 (2) Of this number, 6,000,000 shares of Class A Common Stock and a warrant entitling the holder to purchase an additional 100,000 shares were issued to Televisa on or about April 16, 2002, upon the closing of the Fonovisa Purchase Transaction described in Item 4 of the Statement on
         Schedule 13D filed with the Securities and Exchange Commission on February 25, 2002. This number does not include, and Grupo Televisa, S.A. disclaims beneficial ownership of, any shares which may be beneficially owned by persons set forth on Schedule 1 hereto. This number excludes any shares beneficially owned by any other member of the group described under Item 4 herein, and Grupo Televisa, S.A. disclaims beneficial ownership of any such shares.

(3) 11.4% when calculated on a diluted basis, based on 305,537,547 shares of common stock of the Issuer outstanding as of April 20, 2006, as reported on the Issuer's Form 10-Q filed on May 10, 2006, and 39,339,700 outstanding warrants.

                  This Amendment No. 5 (this "Amendment") further amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 25, 2002, by and on behalf of Grupo Televisa, S.A., a Mexican corporation ("Televisa"), with respect to shares of Class A common stock, par value $.01 per share (the "Class A Stock"), of Univision Communications Inc., a Delaware corporation (the "Issuer"), as previously amended by Amendment No. 1 hereto, filed with the Securities and Exchange Commission on April 19, 2006, Amendment No. 2 hereto, filed with the Securities and Exchange Commission on April 27, 2006, Amendment No. 3 hereto, filed with the Securities and Exchange Commission on May 12, 2006 and Amendment No. 4 hereto, filed with the Securities and Exchange Commission on June 28, 2006. The principal executive offices of the Issuer are located at 1999 Avenue of the Stars, Suite 3050, Los Angeles, California 90067. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D dated February 25, 2002, as amended. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on Schedule 13D dated February 25, 2002, as amended, shall remain unchanged.

ITEM 4.  Purpose of Transaction.

                  The information contained in Item 4 of the Statement on
Schedule 13D dated February 25, 2002, as amended, is hereby amended and supplemented by adding prior to the last paragraph thereof the following:

                  On June 30, 2006, Televisa sent a letter to the Buyer (the "Buyer") under the Merger Agreement, dated June 26, 2006, by and among Umbrella Holdings, LLC, Umbrella Acquisition, Inc. and the Issuer (the "Merger Agreement"). The text of the letter is as follows:

                                                                   June 30, 2006


Umbrella Holdings, LLC
c/o Providence Equity Partners Inc
50 Kennedy Plaza, 18th Floor
Providence, RI 02903

Attention: Mark J. Masiello, Managing Director

Dear Mr. Masiello:

Reference is made to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 26, 2006, by and among Umbrella Holdings, LLC, Umbrella Acquisition, Inc. and Univision Communications Inc. ("Univision") and Section
3.8 thereof. Capitalized terms used and not defined herein have the meanings ascribed thereto in the Merger Agreement.

This is to advise you that Grupo Televisa S.A. and its affiliates (collectively, "Televisa") will not deliver a Conversion Notice and none of its shares of Univision will be rolled-over as contemplated by said Section 3.8.

In addition, Televisa is prepared to discuss with you a sale of its shares of Univision as soon as possible based on the present value of the price per share set forth in the Merger Agreement.



                                                Very truly yours,

                                                GRUPO TELEVISA S.A.


                                                By: /s/ Alfonso De Angoitia
                                                   -----------------------------
                                                Name:  Alfonso De Angoitia
                                                Title: Executive Vice President

cc:      Scott M. Sperling
               Co-President, Thomas H. Lee Partners L.P.
         David Bonderman
               Chief Executive Officer & Managing Partner, Texas Pacific Group James N. Perry, Jr.
               Managing Director, Madison Dearborn Partners, LLC
         Haim Saban
               Chairman and Chief Executive Officer, Saban Capital Group, Inc.
         C. Douglas Kranwinkle, Esq.
               Executive Vice President and General Counsel, Univision Communications Inc.

                                      * * *

                   Assuming a disposition of Televisa's holdings in the Issuer pursuant to the Merger Agreement or a sale of such holdings to the Buyer or any other disposition of all or part of such holdings as would bring Televisa's holdings in the Issuer below 13,578,083 shares of Class T Common Stock (subject to adjustment), Televisa will no longer be bound by (subject to a limited exception) the Participation Agreement, dated October 2, 1996, by and among the Issuer, A. Jerrold Perenchio, Televisa, Gustavo A. Cisneros, Ricardo J. Cisneros and Corporacion Venezolana de Television (Venevision) C.A.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  See Item 4 above.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 5, 2006                         GRUPO TELEVISA, S.A.

                                             By: /s/ Joaquin Balcarcel
                                               ---------------------------------
                                             Name:  Joaquin Balcarcel
                                             Title: Vice President and General
                                                    Counsel